PURE GOLD
MINERALS INC. T.PUG

02 JUN 10 AM 11:29

02034707

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release

SUPPL

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

dlw 6/10

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

June 7, 2002 *TSX SYMBOL: PUG*

PURE GOLD CONFIRMS KIMBERLITE PIPE

Donald Sheldon, President of Pure Gold Minerals Inc. ("Pure Gold") reports further results from the H-1 anomaly discovery, Tichégami River property, Otish Mountains region of Quebec. The drill core from discovery hole 125-02-2 was shipped to Saskatchewan Research Council for analysis for microdiamonds using caustic fusion and for diamond indicator minerals. Four small individual samples, weighing in total less than 100 kg, from the top, middle and bottom of the drill hole were selected. While abundant diamond indicator minerals were identified in all four samples, the caustic fusion analysis recovered only synthetic diamonds from the drill bits. Each sample recovered synthetic diamonds, confirming the effectiveness of the caustic fusion process. The presence of abundant diamond indicator minerals confirms that the H-1 intrusive breccia discovery is a kimberlitic intrusive pipe. The indicator minerals are now being analyzed by microprobe and the results of this analysis will allow Pure Gold to confirm the phase and nature of this kimberlitic intrusive.

The H-1 discovery is approximately 20 kilometers north and east of the Beaver Lake kimberlite. The discovery of a new kimberlitic pipe this distance away serves to confirm the potential for discovering additional kimberlites in the Beaver Lake/Mistassini region of the Otish Mountains. Pure Gold will commence field operations on the Beaver Lake project in late June. Pure Gold intends to drill at least three additional targets in the immediate vicinity of the H-1 discovery and conduct further testing of the H-1discovery. Pure Gold will also be conducting surface exploration to follow up anomalies selected by the ongoing processing and interpretation of three airborne surveys that cover the entire area of its 90,000-hectare Beaver Lake project.

Pure Gold has an option to earn 60% on the Tichégami River property and 50% of the Beaver Lake property from Ditem Explorations Inc. The two companies also acquired and will explore, on a 50/50 basis, an additional 930 claims contiguous and to the south of the Beaver Lake property. Further results from the Beaver Lake project will be released, as they become available.

Gordon Keevil, Professional Geologist and Director of Pure Gold, is responsible for the design and conduct of the exploration programs, and the verification and quality assurance of analytical results.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca